20012726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abel Noser LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza, 6th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal Berkowitz (646) 432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPAs LLC
(Name – *if individual, state last, first, middle name*)

600 Third Ave, 3rd Floor	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

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CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL NOSER L.L.C., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2020

Susan R. Wurthmann
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Abel Noser, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Abel Noser, L.L.C. (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Abel Noser, L.L.C. as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Abel Noser, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Abel Noser, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in NOTE 4 to the financial statements, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-3 which requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over customer related debits, as defined. In January 2019, the Company was out of compliance with the required reserve. The outcome of any potential regulatory actions as a result of this noncompliance matter is not certain.

In addition, as discussed in NOTE 9 to the financial statements, the Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined. At various points during the year ended December 31, 2019, the Company was out of compliance with the required minimum net capital and related required minimum ratio. The outcome of any potential regulatory actions as a result of these noncompliance matters is not certain.

As discussed in NOTE 1 to the financial statements, Abel Noser Holdings, L.L.C. (the "Parent") is committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

MBAF CPAs, LLC

We served as Abel/Noser Corp's (a predecessor entity) auditor from 2006 to 2016. In 2016, the owners of Abel/Noser Corp. sold all their assets to an unrelated third party, who formed a new broker dealer named Abel Noser, L.L.C. We have served as Abel Noser, L.L.C.'s auditor since the date of inception of October 24, 2016.

New York, NY
February 28, 2020

ABEL NOSER, L.L.C.
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	1,375,780
Receivable from clearing brokers		204,356
Receivables - other		340,460
Due from related parties		1,919,873
Deposits at clearing brokers		500,000
Property and improvements, net		128,555
Prepaid expenses and other assets		59,516
	$	4,528,540
LIABILITIES AND MEMBER'S EQUITY		
Payable to customers	$	833,844
Accounts payable, accrued expenses, and other liabilities		903,862
		1,737,706
Commitments and contingent liabilities (Notes 11 and 15)		
Member's equity		2,790,834
	$	4,528,540

The accompanying notes are an integral part of these financial statements

ABEL NOSER, L.L.C.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Net commissions	$ 10,082,837
Other	180,000
	10,262,837
Expenses	
Employee compensation and benefits	5,458,818
Floor brokerage, exchange, and clearance fees	1,855,139
Communications and data processing	1,405,290
Information services	302,792
Occupancy costs	517,209
Other operating expenses	537,102
	10,076,350
Income before provision for income taxes	186,487
Provision for income taxes	25
Net Income	$ 186,462

The accompanying notes are an integral part of these financial statements

ABEL NOSER, L.L.C.
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Beginning balance at January 1, 2019	$	2,604,372
Net income		186,462
Member's equity, December 31, 2019	$	2,790,834

The accompanying notes are an integral part of these financial statements

ABEL NOSER, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2019

OPERATING ACTIVITIES		
Net income	$	186,462
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization		38,891
Decrease (Increase) in operating assets:		
Receivable from clearing brokers		1,002,811
Receivables - other, net		(91,785)
Due from related parties		246,094
Prepaid expenses		30,534
(Decrease) increase in operating liabilities:		
Cash overdraft		(52,687)
Payable to customers		(206,053)
Accounts payable, accrued expenses, and other liabilities		221,513
Net cash provided by operations		1,375,780
Increase in cash		1,375,780
Cash, including amounts segregated under federal and other regulations - beginning of year		-
Cash, including amounts segregated under federal and other regulations - end of year	$	1,375,780
SUPPLEMENTAL INFORMATION		
Cash paid during the year for income taxes	$	25

The accompanying notes are an integral part of these financial statements

ABEL NOSER, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1 - Organization and description of business

Abel Noser, L.L.C. (the "Company") is a Delaware Limited Liability Company and is a wholly owned subsidiary of Abel Noser Holdings, L.L.C. (the "Parent"). On October 24, 2016, the Parent purchased the assets and assumed payment of certain liabilities of Abel/Noser Corp. and Abel Noser Solutions, Ltd. The Parent funded and transferred the brokerage related assets and liabilities to the Company.

The Company is a discount brokerage firm primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

The Parent has committed to provide the necessary capital for the Company to meet its obligations including those arising from the normal course of business and to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rile 15c3-1).

2 - Significant accounting policies

Basis of Financial Statement Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Cash
Cash consists of demand deposits in commercial banks.

Receivables-other
Management reviews the receivables monthly and has determined that an allowance for doubtful accounts is not necessary.

Property and improvements
Property and improvements are recorded at cost less accumulated depreciation and amortization. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized. The Company periodically reviews long-lived assets and has determined that no impairments exist at December 31, 2019.

2 - Significant accounting policies (continued)

Securities Transactions

Revenue for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis (see Note 3).

Net commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur (see Note 3). Commissions are reported net of customer credits related to commission recapture and soft dollar programs.

Correspondent trading commissions

Commissions from correspondent trading revenue is recorded when the funds are received from the corresponding broker. Commissions are reported net of customer credits related to commission recapture programs and are included in Commission income.

Income taxes

The Company is a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state fees. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly, it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses." For the year ended December 31, 2019, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

2 - Significant accounting policies (continued)

Subsequent events

Management has reviewed events through the date the financial statements were issued. There were no subsequent events that required disclosure.

Government and other regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates, and those differences may be material.

Clearing arrangements

The Company has arrangements with clearing brokers to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing brokers. At December 31, 2019, the receivables from the brokers were $704,356, including deposits of $500,000 paid to two clearing brokers.

3- Revenue Recognition

Commissions

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody and trade administration services to customers. Acting as agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under the commission income consist of one performance obligation which is satisfied on the trade date. Trade execution performance obligation is satisfied at that point in time.

Correspondent trading commissions

Correspondent trading income is earned when the corresponding broker sends the funds to the Company and notifies the Company of the customer credits. Revenue from correspondent trading in 2019 totaled $109,226 and is included in Commission income.

4 - Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. The Company did not meet its reserve requirement in January 2019 but has been in compliance since that date.

At December 31, 2019, the customer credit balances that required reserve were as follows:

Commission recapture customers	$ 396,841
Total	$ 396,841

These balances are recorded within Payable to customers of $833,844 in the accompanying Statement of Financial Condition as of December 31, 2019.

5 - Receivables – other

This is comprised of the following:

Advances to customers	$ 339,977
Receivable from broker/dealer	483
Total	$ 340,460

6 - Property and improvements, net

This is comprised of the following:

Computer equipment and software	$ 82,972
Telecommunications equipment	48,123
Office furniture	8,467
Leasehold improvements	112,371
	251,933
Less - accumulated depreciation and amortization	(123,378)
Net	$ 128,555

Depreciation and amortization for the year ended December 31, 2019 was $38,891 and is recorded within Occupancy costs on the Statement of Operations.

7 - Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs totaling $833,844.

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 436,564
Accrued salaries, commissions and bonuses	290,676
Other payables	176,622
Total	$ 903,862

9 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

During the January, February, March and June of 2019, the Company had periods in which it did not meet its $250,000 net capital requirement and did not meet its required 15 to 1 ratio of Aggregate Indebtedness to Capital. The Company made personnel and procedural changes and has been in compliance since making those changes.

10 - Related party transactions

The Company has entered into expense sharing agreements with the Parent and Abel Noser Solutions L.L.C. (AN Solutions), a related party through common ownership.

The Company provides financial services to AN Solutions, which include payroll processing, accounts payable and accounts receivable processing and collection, monthly financial statements and general accounting and bookkeeping support. The Company charged AN Solutions $180,000 for the year ended December 31, 2019 which is included in Other revenues on the Statement of Operations.

AN Solutions provides technology services to the Company. These services include the maintenance of the day to day infrastructure, Help Desk support as well as other computer related services. For the year ended December 31, 2019, AN Solutions charged the Company $400,000, which is included in Communications and data processing on the Statement of Operations. At December 31, 2019 the Company advanced AN Solutions $1,732,814 which is included in Due from related parties on the Statement of Financial Condition.

10 - Related party transactions (continued)

The Company sublets its office space from the Parent. Rent is calculated based on the square footage of the space occupied by the Company. For the year ended December 31, 2019, the Parent charged the Company $421,200 for rent and utilities, which are included in Occupancy costs on the Statement of Operations. In addition, the Parent provides the Company with Human Resources support as well as business oversight. For the year ended December 31, 2019, the Parent charged the Company $1,224,000 for services, which is included in Employee compensation and benefits on the Statement of Operations. At December 31, 2019, the Company advanced the Parent $187,059 which is included in Due from related parties on the Statement of Financial Condition.

11 - Commitments and contingencies

In the ordinary course of business, the Company enters into commitments and contracts with customers and vendors.

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

12 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser L.L.C. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

13 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by one of the Company's customers for the year ended December 31, 2019 were approximately $1,737,000 or 17% of the net commissions, net commissions generated by another customer were $1,338,000 or 13% of the net commissions.

14 - Income taxes

In applying the separate-return approach the Company determined that it would have a New York City net operating loss carryforward of approximately $5,035,000. The carryforward creates a deferred tax asset of approximately $201,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this operating loss. The deferred tax asset as well as the valuation allowance decreased by $9,000 during the year ended December 31, 2019. The deferred tax asset as well as the valuation allowance could be reduced if estimates of future benefits, based upon subsequent available evidence, can be deemed to be attainable to enable the Company to realize the value of the underlying asset.

Income tax expense for the year ended December 31, 2019 was $25 and is reported on the Statement of operations.

15 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2019.

ABEL NOSER, L.L.C.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019

NET CAPITAL		
Total member's equity		$ 2,790,834
Deductions and/or charges: Non-allowable assets		
Property and improvements, net	$ 128,555	
Receivables - other	340,460	
Due from related party	1,919,873	
Prepaid expenses	59,516	
Petty cash	400	2,448,804
Net capital		$ 342,030
AGGREGATE INDEBTEDNESS		
Payable to customers		$ 833,844
Accounts payable, accrued expenses, and other liabilities		903,862
Total aggregate indebtedness		$ 1,737,706
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 115,847
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 250,000
Net capital		$ 342,030
Excess Net Capital		$ 92,030
Ratio: Aggregate indebtedness to net capital		5.08

See report of independent registered public accounting firm.

ABEL NOSER, L.L.C.
Schedule II
Reconciliation of Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission to the Company's
Corresponding Unaudited Form X-1a-5(d)(4), Part II Filing
As of December 31, 2019

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17 A-5, Part II filing.

See report of independent registered public accounting firm.

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Abel Noser, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report of Abel Noser, L.L.C., in which (1) Abel Noser, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abel Noser, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Abel Noser, L.L.C. stated that Abel Noser, L.L.C. met the identified exemption provisions throughout the most recent year ended December 31, 2019 except as described in its Exemption Report. Abel Noser, L.L.C.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abel Noser, L.L.C.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MBAF CPAs, LLC

New York, NY
February 28, 2020

Exemption Report of Abel Noser, L.L.C.

Abel/Noser, L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent year ended December 31, 2019 except at January 31, 2019, whereby the Company did not maintain on deposit an excess, in a segregated account, of certain customer related credits over customer related debits, as defined. The Company has at all times met all of its customer payable obligations in a timely fashion.

The Company has taken corrective action to rectify the deficiency and to prevent this situation from reoccurring in the future.

Abel/Noser, L.L.C.

I, Neal Berkowitz, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct

Neal Berkowitz, CFO
February 28, 2020

ABEL NOSER, L.L.C.
Statement on Exemption from Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2019

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company is exempt from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

17 C.F.R. § 240.15c3-3 (k)(2)(i) exempts broker-dealers who carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker or dealer, do not otherwise hold funds or securities for or owe securities to customers and effectuate all financial transactions between the broker or dealer and its customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers."

MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member
of Abel Noser, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Abel Noser, L.L.C. (the "Company") and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) . Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting the following differences:

    - Total clearance charges paid to other SIPC members reported on Form SIPC-7 line 2c(3) was $0 while the actual clearance charges per FOCUS reports and audited financial statements was $1,726,984. This difference translates to an overpayment in the General Assessment of $2,590.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC
New York, NY
February 28, 2020